Exhibit 99.2

(An exploration company)

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Fury Gold Mines Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fury Gold Mines Limited and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of (earnings) loss and comprehensive (income) loss, equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Mineral property interests – Impairment analysis – Refer to Notes 3 g) and 16 to the financial statements

Critical Audit Matter Description

The Company determined that an impairment indicator existed at December 31, 2024. The recoverable amount for its cash generating units (“CGUs”) is the greater of the fair value less cost of disposal and the value in use. The fair value less cost of disposal for its CGUs was calculated using the in-situ ounce multiples method. As the carrying values exceeded the recoverable amounts, an impairment loss was recorded.

While there are several estimates and assumptions that are required to determine the recoverable amount, the estimates and assumptions with the highest degree of subjectivity are the in-situ once multiples. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of fair value specialists, our audit procedures related to the in-situ ounce multiples used to determine the recoverable amounts included evaluating the reasonableness of management’s determination of the in-situ ounce multiples by comparing to independent market data, among others.

/s/ Deloitte LLP

Chartered Professional Accountants

March 31, 2025

Vancouver, Canada

We have served as the Company's auditor since 2015.

Fury Gold Mines Limited

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

		At December 31	At December 31
	Note	2024	2023
Assets
Current assets:
Cash	7	$4,912	$7,313
Marketable securities	8	2,358	1,166
Other investments	9	2,063	-
Accounts receivable		54	374
Prepaid expenses and deposits		522	592
		9,909	9,445
Non-current assets:
Restricted cash	7	144	144
Prepaid expenses and deposits		77	111
Property and equipment	10	326	588
Mineral property interests	11	45,200	142,639
Investments in associates	12	29,456	36,248
		75,203	179,730
Total assets		$85,112	$189,175
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$855	$1,034
Lease liability		65	154
Flow-through share premium liability	13	944	544
		1,864	1,732
Non-current liabilities:
Lease liability		-	74
Provision for site reclamation and closure	14	5,045	4,495
Total liabilities		$6,909	$6,301
Equity:
Share capital	18	$312,723	$310,277
Share option and warrant reserve	19	22,684	21,660
Accumulated other comprehensive loss		(12)	(9)
Deficit		(257,192)	(149,054)
Total equity		$78,203	$182,874
Total liabilities and equity		$85,112	$189,175

Commitments (notes 12(b), 13, 23); Subsequent events (note 26)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited

Consolidated Statements of (Earnings) Loss and Comprehensive (Income) Loss

(Expressed in thousands of Canadian dollars, except per share amounts)

				Years ended December 31
	Note	2024	2023	2022
Operating expenses:
Exploration and evaluation	15	$5,512	$9,311	$9,217
Fees, salaries and other employee benefits		2,202	2,630	3,199
Insurance		522	646	728
Legal and professional		789	863	804
Marketing and investor relations		677	737	809
Office and administration		461	384	398
Regulatory and compliance		214	275	218
		10,377	14,846	15,373
Other (income) expense, net:
Accretion on provision for site reclamation and closure	14	146	148	94
Amortization of flow-through share premium	13	(1,621)	(3,345)	(3,124)
Foreign exchange loss		13	13	9
Impairment expense	16	100,873	-	5,506
Interest expense		33	61	115
Interest income		(300)	(590)	(228)
Net gain on disposition of mineral interests	6,11	-	(468)	(48,390)
Net loss from associates	12	3,858	6,182	5,880
Gain on investments	12	(4,109)	-	-
Net (gain) loss on marketable securities	8	(373)	655	135
Other income	17	(566)	-	(91)
		97,954	2,656	(40,094)
(Earnings) loss before taxes		108,331	17,502	(24,721)
Income tax recovery	25	(193)	(289)	(187)
Net (earnings) loss for the year		108,138	17,213	(24,908)

Other comprehensive loss, net of tax
Unrealized currency loss on translation of foreign operations		3	6	3
Total comprehensive (income) loss for the year		$108,141	17,219	$(24,905)

(Earnings) loss per share:
Basic and diluted (earnings) loss per share	22	$0.73	$0.12	$(0.18)

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited

Consolidated Statements of Equity

(Expressed in thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2021	125,720,950	$295,464	$18,640	$-	$(156,749)	$157,355
Comprehensive income (loss) for the year	-	-	-	(3)	24,908	24,905
Shares issued pursuant to offering, net of share issue costs	13,750,000	10,864	-	-	-	10,864
Share-based compensation	-	-	1,669	-	-	1,669
Balance at December 31, 2022	139,470,950	$306,328	$20,309	$(3)	$(131,841)	$194,793
Comprehensive loss for the year	-	-	-	(6)	(17,213)	(17,219)
Shares issued pursuant to offering, net of share issue costs	6,076,500	3,949	-	-	-	3,949
Share-based compensation	197,345	-	1,351	-	-	1,351
Balance at December 31, 2023	145,744,795	$310,277	$21,660	$(9)	$(149,054)	$182,874
Comprehensive loss for the year	-	-	-	(3)	(108,138)	(108,141)
Shares issued pursuant to offering, net of share issue costs (note 18)	5,320,000	2,446	-	-	-	2,446
Share-based compensation (note 19)	491,478	-	1,024	-	-	1,024
Balance at December 31, 2024	151,556,273	$312,723	$22,684	$(12)	$(257,192)	$78,203

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

				Years ended December 31
	Note	2024	2023	2022
Operating activities:
Earnings (loss) for the year		$(108,138)	$(17,213)	24,908
Adjusted for:
Interest income		(300)	(590)	(228)
Items not involving cash:
Accretion of provision for site reclamation and closure	14	146	148	94
Amortization of flow-through share premium	13	(1,621)	(3,345)	(3,124)
Depreciation	10	297	343	341
Impairment expense	16	100,873	-	5,506
Interest expense		25	61	100
Net gain on disposition of mineral interests	6,11	-	(468)	(48,390)
Net loss from associates	12	3,858	6,182	5,880
Net (gain) loss on marketable securities	8	(373)	655	135
Gain on investments		(4,109)	-	-
Share-based compensation	19	859	1,351	1,669
Changes in non-cash working capital	21	410	(184)	(903)
Cash used in operating activities		(8,073)	(13,060)	(14,012)
Investing activities:
Acquisition of mineral interests, inclusive of transaction fees	11	(3,030)	-	(1,281)
Acquisition of Universal Mineral Services Ltd		-	-	(1)
Increase in restricted cash	7	-	-	(14)
Interest income		300	590	228
Marketable securities additions	8	(1,300)	-	(60)
Option payment received	11	-	125	310
Other investments additions	9	(2,063)	-	-
Proceeds from disposition of mineral interests, net of transaction costs	6	-	1,350	4,479
Proceeds from disposition of investment in associate, net of transaction costs	12	7,042	-	6,774
Proceeds from disposition of marketable securities, net of transaction costs	8	481	381	-
Property and Equipment additions	10	(35)	-	-
Cash provided by investing activities		1,395	2,446	10,435
Financing activities:
Proceeds from issuance of common shares, net of costs	18	4,468	7,838	10,864
Lease payments		(191)	(214)	(235)
Cash provided by financing activities		4,277	7,624	10,629
Effect of foreign exchange on cash		-	(6)	(2)
Increase (decrease) in cash		(2,401)	(2,996)	7,050
Cash, beginning of the year		7,313	10,309	3,259
Cash, end of the year	7	$4,912	$7,313	$10,309

Supplemental cash flow information (note 21)

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At December 31, 2024, the Company had three principal projects: Committee Bay in Nunavut, and Eau Claire and Éléonore South in Quebec, which the Company now owns 100%, after acquiring the 49.978% interest, previously held by Newmont Corporation (“Newmont”), in February 2024. Additionally, the Company holds a 16.11% common share interest in Dolly Varden Silver Corporation (“Dolly Varden”) at December 31, 2024, which owns the Kitsault project in British Columbia and a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared- services provider.

Sale of Homestake Resources Corporation (“Homestake Resources”)

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources, in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources was the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares outstanding and 32.88% of Dolly Varden on a fully diluted basis as of that date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold had also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden had appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the former Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

(a)	On October 13, 2022, the Company announced that it had completed a non-brokered sale agreement to sell 17,000,000 common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares. The net proceeds received by the Company upon close of the transaction was $6,774.
(b)	On March 12, 2024, the Company sold 5,450,000 common shares of Dolly Varden at $0.735 per Share for gross proceeds of $4,006, thus reducing its position to 19.99% of Dolly Varden, and decreasing its right to one director on Dolly Varden under its Investors Rights Agreement, to which notice had been given.
(c)	On October 4, 2024, the Company further sold 3,000,000 common shares of Dolly Varden at $1.119 per Share for gross proceeds of $3,356. As at December 31, 2024, the Company held a 16.11% interest in Dolly Varden.

Acquisition of 25% equity interest in Universal Mineral Services Ltd.

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc., Coppernico Metals Inc., and Torq Resources Inc. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full cost recovery basis. Having these services

Fury Gold Mines Limited	5
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice.

Increase in ownership interest of Éléonore South

On September 12, 2022, the Company and its joint operation partner Newmont, through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the Éléonore South Joint Venture (“ESJV”), on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests at December 31, 2022 and 2023 were held 50.022% by the Company and 49.978% by Newmont, with Fury Gold remaining the operator under an amended and restated joint operating agreement.

On February 29, 2024, the Company and Newmont, through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company’s portfolio and dissolving the joint venture.

Note 2: Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2024. IFRS Accounting Standards as issued by the IASB comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and the former Standing Interpretations Committee (“SICs”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 31, 2025.

Note 3: Material Accounting Policy Information

a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

b)	Currency of presentation

The Company’s presentation currency is the Canadian (“CAD”) dollar. All amounts, with the exception of per share amounts, are expressed in thousands of Canadian dollars, unless otherwise stated. References to US$ are to United States (“US”) dollars.

c)	Basis of preparation and consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. All intercompany balances and transactions have been eliminated.

The subsidiaries (with a beneficial interest of 100%) of the Company as at December 31, 2024 were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD
North Country Gold Corp. (“North Country”)	BC, Canada	CAD

(a) The entity is incorporated federally in Canada.

(b) Fury Gold USA provided certain administrative services with respect to employee benefits for US resident personnel.

Fury Gold Mines Limited	6
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Investments in associates

These consolidated financial statements also include the following investments in associates:

Associates	Ownership interest	Location	Classification and accounting method
Dolly Varden	16.11%	BC, Canada	Associate; equity method
UMS	25.00%	BC, Canada	Associate; equity method

d)	Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on the basis of the currency of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its subsidiaries, with the exception of Fury Gold USA, is the Canadian dollar. Fury Gold USA’s functional currency has been determined to be the US dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of (earnings) loss and comprehensive (income) loss for the period in which they arise.

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2024 and 2023, the Company did not have any cash equivalents.

f)	Property and equipment

Property and equipment are stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

•	Computer equipment	3 years
•	Machinery and equipment	5-10 years
•	Right-of-use (“ROU”) assets	the lease term, unless the transfer of the asset ownership is reasonably certain at the end of the lease term, whereupon depreciation is over the useful life.

g)	Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

Fury Gold Mines Limited	7
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities including, but not limited to, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, and payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statements of (earnings) loss and comprehensive (income) loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are expensed to the consolidated statements of (earnings) loss and comprehensive (income) loss.

The Company considers each group of claims in close proximity to one another as individual cash-generating units (“CGU”). The Company assesses mineral property interests as a CGU for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use and can be determined by factors including comparable public company resources, precedent transactions and valuing the Company’s projects using a reasonable per ounce valuation.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

h)	Joint arrangement

The Company conducts a portion of its business through a joint arrangement where the parties are bound by contractual arrangements establishing joint control with decisions about the relevant activities that significantly affect the returns of the investee requiring unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee, therefore the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement.

i)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give

Fury Gold Mines Limited	8
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

j)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the consolidated statements of (earnings) loss and comprehensive (income) loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the consolidated statements of (earnings) loss and comprehensive (income) loss.

k)	Leases

The Company assesses if a contract is or contains a lease at inception of the contract. Control is considered to exist if the contract conveys the right to control the use of an identified asset during the term of the lease. When a lease is identified, a right-of-use asset and a corresponding lease liability are recognized, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an expense in profit or loss on a straight-line basis.

Right-of-use assets, which are included in property and equipment, are recognized at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and decommissioning and restoration costs, less any lease incentives received. Right- of-use assets are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis, except where ownership is expected to be transferred at the end of the lease, whereby the asset is depreciated over its useful life.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease or the Company’s incremental borrowing rate, if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable payments that depend on an index or rate;
•	amount expected to be payable by the lessee under residual value guarantees;
•	exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•	penalties for terminations, unless the Company is reasonably certain the options will not be exercised.

Fury Gold Mines Limited	9
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

m)	Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development, or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project as soon as the obligation to incur such costs arises, as well when changes in estimates occur year over year. These costs are charged to the consolidated statements of (earnings) loss and comprehensive (income) loss over the life of the operation through amortization and the unwinding of the discount in the provision.

n)	Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the consolidated statements of (earnings) loss and comprehensive (income) loss as the eligible expenditures are incurred.

o)	(Earnings) Loss per share

Basic (earnings) loss per share is calculated by dividing the net (earnings) loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

p)	Share-based compensation

Options

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statements of (earnings) loss and comprehensive (income) loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statements of (earnings) loss and comprehensive (income) loss over the remaining vesting period.

Fury Gold Mines Limited	10
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Equity instruments granted to non-employees are recorded in the consolidated statements of (earnings) loss and comprehensive (income) loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Costs related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in the share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

Deferred, Performance and Restricted Share Units (“DSU”, “PSU” and “RSU”)

Under the Company’s Long-term incentive (“LTI”) plan, the board can issue DSU’s, PSU’s or RSU’s to eligible members of management and or the board. The fair value of these shares will be determined at the time that they are granted and will be charged to the consolidated statements of (earnings) loss and comprehensive (income) loss at the time all vesting criteria have been met.

DSU’s, PSU’s or RSU’s issued under the Company’s LTI plan vest on or before the third anniversary of the grant or as otherwise provided and may be settled in the form of the Company's common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date.

The Company has historically settled RSUs in common shares. The Company has no present obligation to settle these in cash.

q)	Income taxes

Income tax reported in the consolidated statements of (earnings) loss and comprehensive (income) loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statements of (earnings) loss and comprehensive (income) loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

r)	Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statements of financial position when it becomes a party to the contract creating the asset or liability.

Fury Gold Mines Limited	11
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss for which transaction costs are expensed in the period in which they are incurred.

i)	Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

ii)	Fair value through other comprehensive income (”FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI at December 31, 2024 and 2023.

iii)	Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 23.

iv)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements, and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading, or designated as at FVTPL, are measured at amortized cost using the effective interest method.

v)	Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Fury Gold Mines Limited	12
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

s)	Other Comprehensive (Income) loss

Other comprehensive (income) loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive (income) loss comprises net (earnings) loss and other comprehensive loss. Foreign currency translation differences arising on translation of subsidiaries with a different functional currency are also included in other comprehensive loss.

Note 4: Changes in accounting standards

Application of new and revised accounting standards:

The Company has adopted the following amended accounting standards and policies effective January 1, 2024.

Amendments to IAS 1 Presentation of Financial Statements — Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non- current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

There was no impact to the Company’s financial statements for the year ended December 31, 2024, upon adoption.

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures — Supplier Finance Arrangements

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

There was no impact to the Company’s financial statements for the year ended December 31, 2024, upon adoption.

Amendment to IFRS 16 Leases — Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

There was no impact to the Company’s financial statements for the year ended December 31, 2024, upon adoption.

New and amended standards not yet effective:

The following new and amended standards, which are not yet effective, have not been applied by the Company in these financial statements.

Fury Gold Mines Limited	13
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The IASB has issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)' to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 'Financial Instruments'. The amendments include changes to derecognition of a financial liability settled through electronic transfer, classification of financial assets, and disclosures, and are effective for reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of the new standard on its financial statements.

IFRS 18 Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued a new standard which replaces IAS 1. IFRS 18 Presentation and Disclosure in Financial Statements carries forward many requirements in IAS 1 and complements them with new requirements. IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. The new standard applies to annual reporting period beginning on or after January 1, 2027. The Company is currently evaluating the impact of the new standard on its financial statements.

Note 5: Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b)	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c)	Indications of impairment of assets

Assessments of impairment indicators are performed at the CGU level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

(d)	Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Fury Gold Mines Limited	14
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2024, the Company received a refund of $193 (December 31, 2023 – $307, December 31, 2022 – $187) which was classified as income tax recoveries on the consolidated statements of (earnings) loss and comprehensive (income) loss.

(e)	Determination of control of subsidiaries and joint arrangements

Judgment is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

(f)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

(g)	Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS Accounting Standards as issued by the IASB require that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(h)	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

Key assumptions included in the estimate of the reclamation obligations for the Company’s properties in Quebec and Nunavut were as follows:

			Years ended December 31
	2024	2023	2022
Risk-free interest rate	3.23%-3.33%	3.02%	3.28%
Annual inflation	2.29%-2.83%	2.25%	2.50%

Fury Gold Mines Limited	15
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

(i)	Share-based compensation

The Company determines the fair value of equity-settled share-based payments using the fair value of the equity instruments at the grant date. For options granted, the Company uses the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(j)	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Note 6: Sale of Homestake Resources

On February 25, 2022, the Company completed the sale of Homestake Resources to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden (note 1). The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method (note 3). The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition, calculated as follows:

Total
Net assets derecognized:
Mineral interests	$16,460
Reclamation bond	68
$16,528
Net proceeds:
Cash	$5,000
Working capital adjustment	68
76,504,590 common shares of Dolly Varden	60,439
Transaction costs	(589)
$64,918
Net gain on disposition	$48,390

The fair value of the common shares of Dolly Varden received on date of disposition is based on the market price of the shares at the date of disposition of $0.79 per share.

The Company had sufficient non-capital losses at December 31, 2022 to offset the capital gain arising on disposition of Homestake Resources. As such, there was nil tax payable on the sale of Homestake Resources.

Note 7: Cash and restricted cash

Cash and restricted cash held by the Company were as follows:

	At December 31
	2024	2023
Cash	$4,912	$7,313
Restricted cash	144	144
	$5,056	$7,457

Fury Gold Mines Limited	16
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Restricted cash includes an amount of $75 (December 31, 2023 – $75) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project. The balance are mainly GIC’s held with financial institutions as security for the Company credit cards. Restricted cash is classified as a non-current asset and is not available for use within one year of the date of the consolidated statements of financial position.

Note 8: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2022	$582
Additions	1,619
Sale of marketable securities	(381)
Realized gain on disposition	293
Unrealized net loss	(947)
Balance at December 31, 2023	$1,166
Additions	1,300
Sale of marketable securities	(481)
Realized loss on disposition	(60)
Unrealized net gain	433
Balance at December 31, 2024	$2,358

On February 29, 2024, the Company acquired a 10.9% common share ownership of Sirios Resources Inc. (“Sirios”) for $1,300, as part of another transaction (note 11) to consolidate its Éléonore South project ownership. The 30,392,372 Sirios common shares had been acquired for investment purposes and the Company will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions, whereupon any such marketable securities transactions are accounted for as of the trade date.

During the first quarter of 2024, Fury Gold sold an aggregate of 1,514,000 Sirios common shares, lowering its holdings to less than 9.9% as at December 31, 2024.

During the year ended December 31, 2023, the Company received 3,500,000 common shares of Ophir Gold Corp in respect of the sale of certain mineral claims in Quebec. Additionally, the Company received 650,000 Q2 Metals Corp common shares as settlement for a royalty extinguishment agreement which had nil carrying value at the time of the transaction as well as 1,237,216 Benz Mining Corp common shares as part of the 3rd option payment for the Eastmain Mine property agreement.

Purchases and sales of marketable securities are accounted for as of the trade date.

Note 9: Other investments

On August 13, 2024, the Company purchased 764,993 Series C Preferred Shares of Alsym Energy Inc. for a total cash purchase price of $2,063. This investment is accounted for as an investment in equity.

This investment is classified as a Level 3 Financial Asset and is accounted for at its fair value and revalued at each reporting date through profit and loss (note 23).

Fury Gold Mines Limited	17
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 10: Property and equipment

Property and equipment are recorded at cost, and at December 31, 2024 and 2023, were comprised as follows:

	Machinery and equipment	Office lease	Other	Total

Cost
At December 31, 2022 and 2023	$2,272	$531	$11	$2,814
Additions	35	-	-	35
At December 31, 2024	$2,307	$531	$11	$2,849

Accumulated depreciation
At December 31, 2022	$(1,593)	$(283)	$(7)	$(1,883)
Depreciation	(205)	(134)	(4)	(343)
At December 31, 2023	$(1,798)	$(417)	$(11)	$(2,226)
Depreciation	(207)	(90)	-	(297)
At December 31, 2024	$(2,005)	$(507)	$(11)	$(2,523)

Net book value
At December 31, 2023	$474	$114	$-	$588
At December 31, 2024	$302	$24	$-	$326

Note 11: Mineral property interests

The Company’s principal resource properties are located in Canada.

Quebec

The Company maintains interests in 12 properties within the James Bay region of Quebec. The three largest projects are:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (km) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, Quebec. The property consists of map-designated claims totaling approximately 23,000 hectares.

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay District of northern Quebec, the property covers approximately 80 km2 of highly prospective terrain.

In 2019, Benz Mining entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in certain Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 100% of the Ruby Hill properties located to the west of the Eastmain Mine project. The Company would retain 1-2% net smelter royalties in respect of the properties following completion of the option agreement requirements. During November 2023 the Company received $1,350 in cash and $396 worth of Benz Mining common shares to finalize the 75% interest acquisition. After completion of the 75% acquisition,

Fury Gold Mines Limited	18
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Benz Mining may acquire the remaining 25% interest upon payment of $1,000 upon closing of project financing, and $1,500 upon commencement of commercial production.

Éléonore South

The Éléonore South project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Quebec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project was a joint operation, and the project ownership was based on participation in the funding of annual exploration programs. At December 31, 2023, the project was held by the partners approximately as follows: Fury Gold 50.022% and Newmont 49.978%. The Company was the operator of the project.

On February 29, 2024, the Company and Newmont, through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company’s portfolio.

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 250,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

A summary of the carrying amounts is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2022	$125,656	$19,534	$145,190
Option payment received	(880)	-	(880)
Disposition	(1,746)	-	(1,746)
Change in estimate of provision for site reclamation and closure (note 14)	(52)	127	75
Balance at December 31, 2023	$122,978	$19,661	$142,639
Additions(a)	3,030	-	3,030
Change in estimate of provision for site reclamation and closure (note 14)	(23)	427	404
Impairment	(88,885)	(11,988)	(100,873)
Balance at December 31, 2024	$37,100	$8,100	$45,200

(a) On February 29, 2024, the Company, and its joint operation partner Newmont, through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The

Fury Gold Mines Limited	19
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios, as disclosed in note 8.

During the year ended December 31, 2023, the Company received settlement for the sale of claims, certain common shares of publicly traded entities. These have been classified as marketable securities (note 8).

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold Corp. (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment, comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair value of $625, was received upon closing, while the second option payment was received during December 2023 comprising of $75 cash and 1,000,000 common shares with a fair value of $130 upon date of receipt for a total of $880. The common shares of Ophir Gold have been classified as marketable securities (note 3). During November 2024, prior to the receipt of the third option payment, the Optionee informed the Company that it is terminating the agreement.

On August 16, 2023, the Company entered into a royalty extinguishment agreement whereby certain Eastmain net smelter royalties of the Mia project were extinguished in exchange for marketable securities to the value of $468 as at the date of the agreement.

In November 2023, the Company received the final option payment of $1,725, comprising of $1,350 cash and 1,237,216 shares with a fair value upon date of receipt of $396 for a total of $1,746, from Benz Mining in respect of the option agreement to acquire 75% of certain Eastmain Mine properties and Ruby Hill properties. The transfer of the 75% ownership was accepted by the Resource Minister of Quebec on January 17, 2025.

The Company’s market capitalization has persistently been below the carrying value of its mineral properties over the last few years, and, as a consequence, the Company engaged a third-party valuation specialist to conduct a review to determine a more reflective carrying value. As a result, the report recommended an impairment charge to these properties, to better align with the market capitalization value (note 16).

Note 12: Investments in associates

(a)	Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2022	$42,303	$127	$42,430
Company’s share of net loss of associates	(6,177)	(5)	(6,182)
Carrying amount at December 31, 2023	$36,126	$122	$36,248
Company’s share of net loss of associates	(3,837)	(21)	(3,858)
Disposition	(5,017)	-	(5,017)
Dilution gain	2,083	-	2,083
Carrying amount at December 31, 2024	$29,355	$101	$29,456

The quoted fair market value of the Company’s equity interest in Dolly Varden at December 31, 2024 was $49,012 (December 31, 2023 - $51,769) based on the closing share price on the TSX Venture Exchange on that date.

During the year ended December 31, 2024 the Company sold an aggregate of 8,450,000 shares of Dolly Varden for net proceeds of $7,042. The Company’s investment was also diluted through financing rounds by Dolly Varden in which the Company did not participate. As a results, the Company had a Gain on investments of $4,109 consisting of a realized gain on disposal of $2,026 and a gain on dilution of $2,083.

Fury Gold Mines Limited	20
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden, comprising 22.2% of the Company’s equity interest in Dolly Varden acquired as part of the disposition of Homestake Resources (note 1), for total gross proceeds of $6,800. As at September 30, 2022, the sale was considered highly probable; therefore, the partial investment in associate represented by the 17,000,000 common shares was classified as an asset held for sale. The Company remeasured the carrying amount of the shares held for sale as the lower of cost and FVLCD and recognized an impairment expense of $5,506 in respect of the disposal.

A reconciliation of the impairment expense is as follows:

Carrying amount, investment in Dolly Varden	$55,265
Equity interest transferred to held for sale	22.2%
Carrying amount transferred to asset held for sale	12,280
Less: FVLCD	(6,774)
Impairment expense recognized	$5,506

For the year ended December 31, 2024, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(3,508)	$(3,508)
Exploration and evaluation	17,875	1,208	19,083
Marketing	1,781	131	1,912
Share-based compensation	2,601	-	2,601
Administrative and other	(1,608)	2,255	647
Net loss of associate, 100%	20,649	86	20,735
Average equity interest for the period	18.58%	25%
Company’s share of net loss of associates	$3,837	$21	$3,858

For the year ended December 31, 2023, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(5,517)	$(5,517)
Exploration and evaluation	24,806	1,907	26,713
Marketing	1,409	464	1,873
Share-based compensation	1,971	-	1,971
Administrative and other	(1,536)	3,166	1,630
Net loss of associate, 100%	26,650	20	26,670
Average equity interest for the period	23.18%	25%
Company’s share of net loss of associates	$6,177	$5	$6,182

For the year ended December 31, 2022, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(4,412)	$(4,412)
Exploration and evaluation	16,936	1,642	18,578
Marketing	1,057	312	1,369
Share-based compensation	1,786	2,433	4,219
Administrative and other	(508)	121	(387)
Net loss of associate, 100%	19,271	96	19,367
Average equity interest for the year	30.4%	25%
Company’s share of net loss of associates	$5,856	$24	$5,880

Fury Gold Mines Limited	21
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The Company’s equity share of net assets of associates at December 31, 2024, is as follows:

	Dolly Varden	UMS
Current assets	$34,573	$934
Non-current assets	151,170	2,043
Current liabilities	(4,400)	(1,345)
Non-current liabilities	-	(1,231)
Net assets, 100%	181,343	401
Company’s equity share of net assets of associate	$29,355	$101

The Company’s equity share of net assets of associates at December 31, 2023, is as follows:

	Dolly Varden	UMS
Current assets	$11,468	$844
Non-current assets	153,296	2,468
Current liabilities	(804)	(1,484)
Non-current liabilities	-	(1,340)
Net assets, 100%	163,960	488
Company’s equity share of net assets of associate	$36,126	$122

(b)	Services rendered and balances with UMS

	Years ended December 31
	2024	2023	2022
Exploration and evaluation costs	$233	$872	$590
General and administration	307	714	841
Total transactions for the year	$540	$1,586	$1,431

The outstanding balance owing at December 31, 2024 was $90 (December 31, 2023 – $103, December 31, 2022 – $240) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2024, the Company expects to incur approximately $91 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 20). The Company recognized a share-based compensation recovery of $3 for the year ended December 31, 2024, in respect of share options issued to UMS employees (December 31, 2023 - $317 expense, December 31, 2022 - $483 expense) which is included within employee benefits and exploration and evaluation costs.

Fury Gold Mines Limited	22
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 13: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

On March 23, 2023, the Company completed an offering (note 18) and raised $8,750 through the issuance of 6,076,500 common shares designated as flow-through shares. The flow-through proceeds were used for mineral exploration in Quebec.

On June 13, 2024, the Company completed an offering (note 18) and raised $5,001 through the issuance of 5,320,000 common shares designated as flow-through shares. The flow-through proceeds will be used for mineral exploration in Quebec. The Company is committed to incur the full exploration expenditures of $5,001 before December 31, 2025.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Flow-through funding (expenditures)	Flow-through premium liability
Balance at December 31, 2021	$7,290	$3,124
Flow-through eligible expenditures	(7,290)	(3,124)
Balance at December 31, 2022	$-	$-
Flow-through funds raised	8,750	3,889
Flow-through eligible expenditures	(7,527)	(3,345)
Balance at December 31, 2023	$1,223	$544
Flow-through eligible expenditures	(1,223)	(544)
Flow-through funds raised	5,001	2,022
Flow-through eligible expenditures	(2,666)	(1,078)
Balance at December 31, 2024	$2,335	$944

Note 14: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay and Quebec properties. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company’s projects are as follows:

▪	Undiscounted cash flow obligation for site reclamation of $7,013 (December 31, 2023 – $6,246, December 31, 2022 – $6,065);
▪	Expected timing of future cash flows which is between the years 2026 and 2041;
▪	Annual inflation rates of 2.29% and 2.83% (December 31, 2023 – 2.25 and 2.61%, December 31, 2022 – 2.5%); and

▪	Risk-free interest rates of 3.33% and 3.23% (December 31, 2023 – 3.02%, December 31, 2022 – 3.28%).

Fury Gold Mines Limited	23
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The present value of the liability for the site reclamation and closure provision for the Company’s projects was as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2022	$1,567	$2,704	$4,271
Accretion	54	94	148
Change in estimate	(52)	128	76
Balance at December 31, 2023	$1,569	$2,926	$4,495
Accretion	50	96	146
Change in estimate	(23)	427	404
Balance at December 31, 2024	$1,596	$3,449	$5,045

Exploration and evaluation costs

For the years ended December 31, 2024, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$874	$100	$974
Exploration drilling	843	-	843
Camp cost, equipment and field supplies	651	203	854
Geological consulting services	7	51	58
Permitting, environmental and community costs	122	172	294
Expediting and mobilization	-	22	22
Salaries and wages	1,403	70	1,473
Fuel and consumables	182	10	192
Aircraft and travel	456	208	664
Share-based compensation	128	10	138
Total for year ended December 31, 2024	$4,666	$846	$5,512

For the years ended December 31, 2023, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$1,538	$44	$1,582
Exploration drilling	2,250	-	2,250
Camp cost, equipment and field supplies	936	194	1,130
Geological consulting services	7	16	23
Geophysical analysis	165	-	165
Permitting, environmental and community costs	235	158	393
Expediting and mobilization	17	-	17
Salaries and wages	1,987	23	2,010
Fuel and consumables	481	-	481
Aircraft and travel	784	(1)	783
Share-based compensation	465	12	477
Total for year ended December 31, 2023	$8,865	$446	$9,311

For the years ended December 31, 2022, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,638	$50	$2	$1,690
Exploration drilling	1,768	-	-	1,768
Camp cost, equipment and field supplies	844	193	10	1,047
Geological consulting services	50	13	-	63
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	163	164	-	327
Expediting and mobilization	12	-	-	12
Salaries and wages	2,330	45	1	2,376
Fuel and consumables	537	-	-	537
Aircraft and travel	768	21	-	789
Share-based compensation	471	9	1	481
Total for year ended December 31, 2022	$8,708	$495	$14	$9,217

Fury Gold Mines Limited	24
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 16: Impairment

A summary of the Company’s impairment expenses is as follows:

			Years ended December 31
	2024	2023	2022
Impairment on mineral properties interests	$100,873	$-	$-
Impairment on assets held for sale	-	-	5,506
Total transactions for the year	$100,873	$-	$5,506

As required under IFRS Accounting Standards as issued by the IASB, we regularly assess whether impairment indicators are present and perform impairment testing as required.

In accordance with the Company’s accounting policies and processes, each asset or CGU is evaluated annually, to determine whether there are any indications of impairment or impairment reversal. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed. Given the Company’s persistent lower market capitalization compared to its mineral properties carrying value, the Company engaged a third-party valuation specialist, in consultation with management, to assess the recoverability of the carrying value of the Company’s properties. The Company assessed the recoverable value of the CGUs based on its fair value less cost of disposal (“FVLCD”).

The Company utilized a market approach, which takes into account valuations of similar public companies and comparable transactions, to determine a recoverable amount. The recoverable amount was calculated using in situ multiples identified through independent research. This analysis along with specific attributes of the Eau Claire and Committee Bay Project was used as the basis of determining a reasonable per ounce valuation for these to projects. The Éléonore South Project which does not yet have a Mineral Resource Estimate, was valued through a primary market approach, based on its recent acquisition by the Company. The CGUs were categorised within the Level 3 of the fair value hierarchy, using a combination of inputs other than quoted prices which were observable and unobservable to determine the fair value of the assets.

Based on the Company’s assessment with respect to possible indicators of impairment, the Company concluded that as at December 31, 2024 impairment indicators exist and based on the impairment analysis performed, an impairment on its Eau Claire project of $89,263 and Committee Bay project of $11,610 totaling $100,873 was recorded. Estimating the in-situ multiples requires a significant management judgement due to the high degree of estimation uncertainty. Changes in the inputs used to determine the recoverable amount will result in a change to the valuation of the mineral properties and impairment expense. A 15% change in the in-situ values used, would give rise to a 13% change in the mineral properties values.

The result of the impairment better aligns the carrying value of these properties to the Company’s market capitalization value as per the guidance of IFRS 6.20(d).

Fury Gold Mines Limited	25
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 17: Other income

	Years ended December 31
	2024	2023	2022
Excess fuel resold	$566	$-	$-
Flow-through investors liability reversal	-	-	91
Total transactions for the year	$566	$-	$91

Note 18: Share capital

(a)	Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

(b)	Share issuances

During the year ended December 31, 2024:

During June 2024, the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 (“June 2024 Offering”). Share issue costs related to the June 2024 Offering totaled $533, which included $300 in commissions and $233 in other issuance costs. A reconciliation of the impact of the June 2024 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $0.94 per share	5,320,000	$5,001
Cash share issue costs	-	(533)
Proceeds net of share issue costs	5,320,000	4,468
Less: flow-through share premium liability (note 13)	-	(2,022)
Total allocated to share capital	5,320,000	$2,446

During the year ended December 31, 2023:

The Company closed the “March 2023 Offering”, issuing 6,076,500 flow-through common shares for gross proceeds of $8,750. Share issue costs related to the March 2023 Offering totaled $912, which included $525 in commissions and $387 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

Number of common shares		Impact on share capital
Flow-through shares issued at $1.44 per share	6,076,500	$8,750
Cash share issue costs	-	(912)
Proceeds net of share issue costs	6,076,500	$7,838
Less: flow-through share premium liability (note 13)	-	(3,889)
Total allocated to share capital	6,076,500	$3,949

During the year ended December 31, 2022:

The Company closed the “April 2022 Offering”, a non-brokered private equity placement, for gross proceeds of $11,000 which consisted of 13,750,000 common shares priced at $0.80 per share. Proceeds from the Private Placement were used to fund exploration at the Company’s Eau Claire project in Quebec and for general working capital.

Fury Gold Mines Limited	26
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Share issue costs related to the April 2022 Offering totaled $136. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.80 per share	13,750,000	$11,000
Cash share issue costs	-	(136)
Proceeds net of share issue costs	13,750,000	$10,864

Note 19: Share-based compensation and warrant reserve

(a)	Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the years ended December 31, 2024, 2023, and 2022, the Company recognized share-based compensation expense as follows:

		Years ended December 31
	2024	2023	2022
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$138	$477	$481
Fees, salaries and other employee benefits	721	874	1,188
Total share-based compensation expense	$859	$1,351	$1,669

During the year ended December 31, 2024, the Company granted 245,000 share options (December 31, 2023 – 3,134,800) to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. Certain of the Company’s executive officer option grants were subject to vesting restrictions, representing certain performance measures, which were met during the year ended December 31, 2024 and an expense of $177 was recognized (December 31, 2023 and 2022 - $nil).

The weighted average fair value per option of these share options was calculated as $0.31 (December 31, 2023 – $0.47, December 31, 2022 – $0.46) using the Black-Scholes option valuation model at the grant date.

In addition to options, the Company also granted RSU’s during the year ended December 31, 2024 to officers and employees (note 18(b)).

The fair value of the share-based options granted during the years ended December 31, 2024, 2023 and 2022 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

		Years ended December 31
	2024	2023	2022
Risk-free interest rate	3.45%	3.06%	2.20%
Expected dividend yield	Nil	Nil	Nil
Share price volatility	70%	68%	67%
Expected forfeiture rate	12.2%	4.7%	2.5%
Expected life in years	5.0	5.0	5.0

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility

Fury Gold Mines Limited	27
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b)	Long-term incentive plan

On June 29, 2023, the Company adopted a Long-Term Incentive Plan (“LTI Plan”) which strives to accelerate and encourage additional share ownership by its employees, officers and directors. The LTI plan provides for the awarding of share options, performance share units, restricted share units and deferred share units. The LTI Plan limits the number of shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company, to a maximum of 10% of the Common Shares issued and outstanding.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2022	8,880,324	$1.44
Granted	3,134,800	0.80
Expired	(1,672,087)	1.58
Forfeited	(391,435)	0.95
Outstanding, December 31, 2023	9,951,602	$1.23
Granted	245,000	0.56
Expired	(472,937)	1.92
Forfeited	(1,502,487)	1.40
Outstanding, December 31, 2024	8,221,178	$1.14

As at December 31, 2024, the number of share options outstanding was as follows:

Options outstanding				Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.53 – $1.00	3,900,506	0.82	2.74	3,776,631	0.83	2.69
$1.00 – $1.85	2,800,672	1.09	2.03	2,800,672	1.09	2.03
$2.05	1,520,000	2.05	0.80	1,520,000	2.05	0.80
	8,221,178	1.14	2.14	8,097,303	1.15	2.11

On January 9, 2024, the Company issued 1,318,623 RSU’s to directors, officers, and employees. The RSU’s were issued in accordance with the Company’s LTI plan, one third vesting annually on the anniversary and paid out as fully paid shares. The Company also approved 235,080 RSU’s to directors vesting quarterly in 2024. These RSU’s are fully vested and paid out as fully paid shares in 2024.

On January 31, 2024, the Company issued 273,542 RSU’s to an officer. The RSU’s were issued in accordance with the Company’s LTI plan, which vested on the same day and paid out as fully paid shares.

The number of RSU’S issued and outstanding and the weighted average grant date fair value were as follows:

	Number of RSU’s	Weighted Average grant date fair value ($/ share)
Outstanding, December 31, 2022	-	$-
Granted	197,345	0.60
Settled	(197,345)	0.60
Outstanding, December 31, 2023	-	$-
Granted	1,827,245	0.57
Settled	(491,478)	0.59
Forfeited	(189,687)	0.57
Outstanding, December 31, 2024	1,146,080	$0.57

Fury Gold Mines Limited	28
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

(c)	Share purchase warrants

The number of share purchase warrants outstanding at December 31, 2024 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding, December 31, 2022 and 2023	7,461,450	$1.20
Expired	(7,461,450)	1.20
Outstanding, December 31, 2024	-	-

Note 20: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO, Chief Financial Officer (“CFO”) and Senior Vice President, Exploration.

The remuneration of the Company’s key management personnel was as follows:

		Years ended December 31
	2024	2023	2022
Short-term benefits provided to executives (a)	$1,306	$1,109	$1,719
Directors’ fees paid to non-executive directors	161	289	203
Share-based payments	724	1,013	1,059
Total	$2,191	$2,411	$2,981
(a)	Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

Fury Gold Mines Limited	29
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 21: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

		Years ended December 31
	2024	2023	2022
Accounts receivable	$321	$(5)	$(47)
Prepaid expenses and deposits	104	(59)	(94)
Accounts payable and accrued liabilities	(15)	(120)	(762)
Changes in non-cash working capital	$410	$(184)	$(903)

Operating activities include the following cash received:

		Years ended December 31
	2024	2023	2022
Income taxes refunded	$(193)	$(307)	$(187)
Income taxes paid	-	18	-
Income tax expense (recovery)	$(193)	$(289)	$(187)

Fury Gold Mines Limited	30
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 22: (Earnings) loss per share

For the years ended December 31, 2024, 2023, and 2022, the weighted average number of shares outstanding and (earnings) loss per share were as follows:

		Years ended December 31
	2024	2023	2022
Net loss (earnings)	$108,138	$17,213	$(24,908)
Weighted average basic number of shares outstanding	149,019,020	144,184,481	139,470,950
Basic loss (earnings) per share	$0.73	$0.12	$(0.18)
Weighted average diluted number of shares outstanding	149,019,020	144,184,481	139,481,236
Diluted loss (earnings) per share	$0.73	$0.12	$(0.18)

Diluted net loss per share excludes, when applicable, the potential impact of stock options and other unvested stock because their effect would be anti-dilutive due to the net loss. The Company reported a loss for the years ended December 31, 2024, 2023, the numbers of dilutive shares were 9,367,258 and 17,413,052 respectively for these years.

Note 23: Financial instruments

The Company’s financial instruments as at December 31, 2024, consisted of cash, marketable securities, accounts receivable, other investments, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)	Financial assets and liabilities by categories

	At December 31, 2024			At December 31, 2023
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$4,912	$-	$4,912	$7,313	$-	$7,313
Marketable securities	-	2,358	2,358	-	1,166	1,166
Other investments	-	2,063	2,063	-	-	-
Deposits	191	-	191	100	-	100
Accounts receivable	54		54	374	-	374
Total financial assets	$5,157	$4,421	$9,578	$7,787	$1,166	$8,953
Accounts payable and accrued liabilities	855	-	855	1,034	-	1,034
Total financial liabilities	$855	$-	$855	$1,034	$-	$1,034

(b)	Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

Fury Gold Mines Limited	31
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

As at December 31, 2024, the Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1, and other investments which were classified as Level 3. There were no financial assets or financial liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as level 2 in the fair value hierarchy.

The Company’s financial instruments measured at fair value on a recurring basis were as follows:

			At December 31
	2024		2023
	Level 1	Level 3	Level 1
Marketable securities	$2,358	-	$1,166
Other investments	-	$2,063	-

Other investments categorized within Level 3 of the fair value hierarchy is an investment in equity and measured subsequently at FVTPL.

During the years ended December 31, 2023, there were no financial assets or financial liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as level 2 or 3 in the fair value hierarchy.

(c)	Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at December 31, 2024, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at December 31, 2024, the Company had unrestricted cash of $4,912 (December 31, 2023 – $7,313), working capital surplus of $8,045 (December 31, 2023 – $7,713), which the Company defines as current assets less current liabilities, and an accumulated deficit of $257,192 (December 31, 2023 – $149,054). During the year ended December 31, 2024, Fury Gold incurred a comprehensive loss of $108,141 (December 31, 2023 – $17,219, December 31, 2022 – income of $24,905). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2024
Accounts payable and accrued liabilities	$855	$-	$-	$855
Quebec flow-through expenditure requirements	944	-	-	944
Undiscounted lease payments	65	-	-	65
Total	$1,864	$-	$-	$1,864

Fury Gold Mines Limited	32
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $212 were made during the year ended December 31, 2024, in respect of these mineral claims (December 31, 2023 - $298), with $27 recognized in prepaid expenses as at December 31, 2024 (December 31, 2023 – $78).

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

		Years ended December 31
	2024	2023	2022
Financial assets
US$ bank accounts	$1	$1	$1
Financial liabilities
Accounts payable	-	(7)	(61)
	$1	$(6)	$(60)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 8) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

Note 24: Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue exploration of resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets, or adjust the amount of cash and investments.

Fury Gold Mines Limited	33
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

In order to maximize ongoing exploration efforts, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements. The capital of the Company was determined as follows:

	Years ended December 31
	2024	2023
Equity	$78,203	$182,874
Less: cash	(4,912)	(7,313)
	$73,291	$175,561

The Company expects its capital resources to support its current forecasted project expenditures at the Eau Claire project and the Éléonore South project and other corporate activities. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Income taxes

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	Years ended December 31
	2024	2023	2022
(Earnings) Loss before income taxes	$108,331	$17,502	$(24,721)
Canadian federal and provincial income tax rates	27%	27%	27%
Expected income tax expense (recovery)	(29,250)	(4,725)	6,675
Increase (decrease) in income tax recovery resulting from:
Impairment	23,555	-	-
Share-based compensation	197	432	448
Share issuance costs	(144)	(246)	(37)
Adjustment to tax estimates	(45)	934	114
Amortization of flow-through share premium	(439)	(903)	(844)
Flow-through expenditures renunciation	1,033	1,995	1,934
Difference in future and foreign tax rates	466	42	81
Sale of investments	(119)	-	(3,021)
Other	7	503	497
Increase (decrease) in unrecognized tax asset	4,546	1,679	(6,034)
Income tax expense (recovery)	$(193)	$(289)	$(187)

Significant components of deferred tax asset and liabilities are:

	December 31 2023	Net loss	December 31 2024
Deferred income tax assets
Non-capital losses carried forward	$14,192	$990	$15,182
Capital losses carried forward	55	(6)	49
Share issuance costs and CEC	356	(66)	290
Investments	98	(38)	60
Investments in associates	1,472	16	1,488
Site reclamation obligations	1,206	148	1,354
Property and equipment	479	52	531
Mineral property interests	5,003	3,231	8,234
Capital lease obligation	61	(43)	18
	$22,922	4,284	27,206
Deferred income tax liabilities
Property and equipment	(24)	27	3
Mineral property interests	(517)	235	(282)
Net deferred tax assets	22,381	4,546	26,927
Unrecognized deferred tax assets	(22,381)	(4,546)	(26,927)
Net deferred tax balance	$-	$-	$-

Fury Gold Mines Limited	34
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

	December 31 2022	Net loss	December 31 2023
Deferred income tax assets
Non-capital losses carried forward	$13,635	$557	$14,192
Capital losses carried forward	73	(18)	55
Share issuance costs and CEC	317	39	356
Investments	22	76	98
Investments in associates	633	839	1,472
Site reclamation obligations	1,145	61	1,206
Property and equipment	427	52	479
Mineral property interests	4,973	30	5,003
Capital lease obligation	104	(43)	61
	21,329	1,593	22,922
Deferred income tax liabilities
Property and equipment	(53)	29	(24)
Mineral property interests	(545)	28	(517)
Investments	(28)	28	-
Net deferred tax assets	20,703	1,678	22,381
Unrecognized deferred tax assets	(20,703)	(1,678)	(22,381)
Net deferred tax balance	$-	$-	$-

	December 31 2021	Net loss	December 31 2022
Deferred income tax assets
Non-capital losses carried forward	$21,032	$(7,397)	$13,635
Capital losses carried forward	183	(110)	73
Share issuance costs and CEC	552	(235)	317
Investments	18	4	22
Investments in associates	-	633	633
Site reclamation obligations	1,121	24	1,145
Property and equipment	376	51	427
Mineral property interests	5,001	(28)	4,973
Capital lease obligation	124	(20)	104
Other	63	(63)	-
	28,470	(7,141)	21,329
Deferred income tax liabilities
Property and equipment	(86)	33	(53)
Mineral property interests	(1,606)	1,061	(545)
Investments	(42)	14	(28)
Net deferred tax assets	26,736	(6,033)	20,703
Unrecognized deferred tax assets	(26,736)	6,033	(20,703)
Net deferred tax balance	$-	$-	$-

Fury Gold Mines Limited	35
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The Company has accumulated non-capital tax losses of approximately $57,721 (December 31, 2023 – $54,073, December 31, 2022 – $51,335) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital tax losses will, if unused, expire between 2025 and 2044. The Company has not recognized any deferred tax assets at December 31, 2024, in respect of these non-capital losses due to the uncertainty that future operations will generate sufficient taxable income to utilize these non-capital losses.

The Company has $67 accumulated tax capital losses (December 31, 2023 – $111, December 31, 2022 – $247) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

Note 26: Subsequent events

(a)	On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers, and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan (note 18), with a grant-date fair value of $0.55 per unit, one third vesting annually on anniversary. The Company also approved 80,000 stock options, vesting over 18 months with an exercise price of $0.60 per option, to certain UMS employees.

(b)	On February 26, 2025, the Company announced that it has entered into an Arrangement Agreement with Quebec Precious Metals Corporation (“QPM”), whereby the Company intends to acquire all the outstanding common shares of QPM. The holders of QPM common shares will receive 0.0741 Company shares for each one QPM share held. It is expected that QPM shareholders will receive around 8.4 million Fury Gold common shares which will collectively make them 5% shareholders of the Company. The transaction is expected to close at the end of April 2025.

(c)	On March 26, 2025, the Company announced that QPM has now secured the required no-objection letter from Corporations Canada as well as the interim order from the Quebec Superior Court in connection with convening the QPM shareholders meeting scheduled for April 22, 2025. The Company has also secured conditional approval of the TSX and NYSE American for the QPM transaction. The Company also announced that director Isabelle Cadieux has resigned from the Fury Board of directors to pursue other opportunities.

Fury Gold Mines Limited	36
Notes to the 2024 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)